Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of October 31, 2013:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital	%Voting	% Capital	%Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	88,915,570.98	50.58	50.58	50.18	50.18
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	64,021,000
4	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series L Debentures	54,000,000

5	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664
6	Dor J.Segal	Ordinary Shares	720,000	0.41	0.41	0.41	0.41
7	Haim Ben-Dor	Ordinary Shares	74,993	0.04	0.04	0.04	0.04
8	Haim Ben-Dor	Series C Debentures	611,949.10
9	Haim Ben-Dor	Series D Debentures	562,724
10	Haim Ben-Dor	Series F Debentures	448,930.50
11	Haim Ben-Dor	Series K Debentures	964,596
12	Haim Ben-Dor	Series L Debentures	503,000
13	Arie Mientkavich	Ordinary Shares	55,675	0.03	0.03	0.20	0.20
14	Arie Mientkavich	Unregistered Options	100,000
15	Arie Mientkavich	Unregistered Options	143,678
16	Arie Mientkavich	RSU	15,816
17	Arie Mientkavich	PSU	35,786
18	Shaiy Pilpel	Unregistered Options	10,700			0.01	0.01
19	Yair Orgler	Unregistered Options	0			0.01	0.01
20	Yair Orgler	Series D Debentures	300,000
21	Yair Orgler	Series F Debentures	42,540
22	Yair Orgler	Series K Debentures	250,000
23	Noga Knaz	Unregistered Options	4,800			0.00	0.00
24	Ronnie Bar-On	Series J Debentures	40,000
25	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.12	0.12
26	Aharon Soffer	Unregistered Options	190,000
27	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares	8,943,360	5.09	5.09	5.05	5.05
28	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	10,301,574
29	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	34,614,773
30	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	157,747,527

31	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	39,376,043
32	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	82,154,163
33	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	59,342,021
34	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	132,758,998
35	Migdal Insurance & Financial Holdings Ltd.	Series K Debentures	69,097,879
36	Mawer Investment Management Ltd	Ordinary Shares	9,303,779	5.29	5.29	5.25	5.25

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
				% Capital	%Voting	% Capital	%Voting
37	Gil Kotler	Ordinary Shares	20,945	0.01	0.01	0.11	0.11
38	Gil Kotler	Unregistered Options	43,750
39	Gil Kotler	Unregistered Options	95,584
40	Gil Kotler	RSU	13,382
41	Gil Kotler	PSU	29,470
42	Varda Zuntz	Ordinary Shares	50,037	0.03	0.03	0.08	0.08
43	Varda Zuntz	Unregistered Options	25,000
44	Varda Zuntz	Unregistered Options	38,234
45	Varda Zuntz	RSU	5,353
46	Varda Zuntz	PSU	11,788
47	Eran Ballan	Unregistered Options	32,500			0.10	0.10
48	Eran Ballan	Unregistered Options	95,584
49	Eran Ballan	RSU	13,382
50	Eran Ballan	PSU	29,470
51	Rami Vaisenberger	Unregistered Options	17,500			0.06	0.06
52	Rami Vaisenberger	Unregistered Options	57,351
53	Rami Vaisenberger	RSU	8,029

54	Rami Vaisenberger	PSU	17,682
55	Ronen Geles	Unregistered Options	10,000	0.04	0.04
56	Ronen Geles	Unregistered Options	38,234
57	Ronen Geles	RSU	5,353
58	Ronen Geles	PSU	11,788
59	Shlomi Drori	Unregistered Options	38,234	0.03	0.03
60	Shlomi Drori	RSU	5,353
61	Shlomi Drori	PSU	11,788
62	Shlomo Cohen	Unregistered Options	7,500	0.02	0.02
63	Shlomo Cohen	Unregistered Options	14,994
64	Shlomo Cohen	RSU	4,198
65	Adi Tamir	Unregistered Options	1,875	0.01	0.01
66	Adi Tamir	Unregistered Options	9,371
67	Adi Tamir	RSU	2,624
68	Adi Tamir	Series D Debentures	10,309

Changes in holdings during September of 2013

Name of the Holder: Norstar Holdings Inc. (including wholly-owned subsidiaries)

Holder Number: 4 (Series L Debentures)

Type of Holder: Interested Party

Registration Number: 44528798375

Citizenship/Country of Registration or Incorporation: a company incorporated in Panama

Country of Citizenship/Corporation or Registration: Panama

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260603

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 54,000,000

Name of the Holder: Haim Ben-Dor

Holder Number: 9 (Series D Debentures)

Type of Holder: Director

Registration Number: 010178416

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 111,300

Change in the number of securities: 451,424

Name of the Holder: Haim Ben-Dor

Holder Number: 10 (Series F Debentures)

Type of Holder: Director

Registration Number: 010178416

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 1,789,009.50

Change in the number of securities: -1,340,079

Name of the Holder: Haim Ben-Dor

Holder Number: 11 (Series K Debentures)

Type of Holder: Director

Registration Number: 010178416

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 445,400

Change in the number of securities: 519,196

Name of the Holder: Haim Ben-Dor

Holder Number: 12 (Series L Debentures)

Type of Holder: Director

Registration Number: 010178416

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260603

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 503,000

Name of the Holder: Yair Ernst Orgler

Holder Number: 19 (Unregistered options)

Type of Holder: Director

Registration Number: 001210541

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260157

Balance held by Holder at the end of the previous month (prior report): 12,400

Change in the number of securities: -12,400

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 9,283,381

Change in the number of securities: -340,021

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series A Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260165

Balance held by Holder at the end of the previous month (prior report): 10,501,574

Change in the number of securities: -200,000

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 29 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 39,151,154

Change in the number of securities: -4,563,381

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 158,478,992

Change in the number of securities: -731,465

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 31 (Series E Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260421

Balance held by Holder at the end of the previous month (prior report): 39,309,924

Change in the number of securities: 66,119

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 32 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 80,002,441

Change in the number of securities: 2,151,722

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 33 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 58,600,535

Change in the number of securities: 741,486

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 34 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 88,785,563

Change in the number of securities: 43,973,435

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 35 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 34,572,970

Change in the number of securities: 34,524,909

Name of the Holder: Mawer Investment Management Ltd

Holder Number: 36 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 2010376289

Citizenship/Country of Registration or Incorporation: Canadian Cooperation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 9,146,237

Change in the number of securities: 157,542

Name of the Holder: Adi Tamir

Holder Number: 67 (RSU)

Type of Holder: Company Secretary

Registration Number: 040483042

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260587

Balance held by Holder at the end of the previous month (prior report): 2,264

Change in the number of securities: 360

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.